FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Date of scrip dividend	2

TELEFÓNICA, S.A., (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, at its meeting held today, has resolved that in a meeting expected to be held on November 24, 2021, the appropriate corporate resolutions to carry out the execution of the second capital increase with a charge to reserves related to the shareholder compensation through scrip dividend payment (“Telefónica’s Flexible Dividend”), approved by the Annual General Shareholders’ Meeting held on April 23, 2021, under item VI.2 of its Agenda, will be submitted for approval of the Board of Directors of the Company or of its Executive Commission. This scrip is the first tranche of the shareholder remuneration policy for 2021 and consists of a payment of up to €0,15 per share.

As such, it is expected that the five trading sessions prior to November 24, 2021 determine the market price that will apply to the formulae for determining the purchase price of the free allotment rights and the provisional number of shares to be issued.

In this regard, it is expected for the announcement of the capital increase to be published in the Official Companies Registry Gazette (Boletín Oficial del Registro Mercantil) on November 30, 2021, which would hence be the last trading date for the shares of Telefónica to have the right to participate in the scrip dividend. The period for trading the free allotment rights would begin on December 1, 2021 and the shares would trade ex-date as of such date.

Madrid, November 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 3, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors